MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The accompanying consolidated financial statements of Transition Therapeutics Inc. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgments.
Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.
The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management. The Audit Committee, which consists of three directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.
The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been examined by the shareholders’ independent auditors, PricewaterhouseCoopers LLP Chartered Accountants, and their report is provided herein.

Tony Cruz	Elie Farah
Chief Executive Officer	Chief Financial Officer
September 11, 2007

Consolidated Financial Statements
Transition Therapeutics Inc.
June 30, 2007

AUDITORS’ REPORT
To the Shareholders of
Transition Therapeutics Inc.
We have audited the consolidated balance sheets of Transition Therapeutics Inc. as at June 30, 2007 and 2006 and the consolidated statements of loss and deficit, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Toronto, Canada,	Chartered Accountants
September 11, 2007	Licensed Public Accountants
Comments by Auditors on Canada-U.S. Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the change related to accounting for inventory as described in note 2 to the financial statements. Our report to the shareholders dated September 11, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP
Toronto, Canada,	Chartered Accountants
September 11, 2007	Licensed Public Accountants

Transition Therapeutics Inc.
CONSOLIDATED BALANCE SHEETS
As at June 30
( in Canadian dollars)

	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents [note 8]	1,377,387	4,074,582
Short-term investments [note 8]	32,990,755	10,930,855
Receivables	741,607	371,663
Investment tax credits receivable	559,405	1,176,066
Research inventory [note 2]	—	587,501
Prepaid expenses and deposits	519,937	469,956
Assets held for sale	—	381,948

Total current assets	36,189,091	17,992,571
Long-term research inventory [note 2]	—	2,638,098
Capital assets, net [note 10]	1,174,028	1,596,643
Intangible assets [note 11]	26,632,609	21,900,712

	63,995,728	44,128,024

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,866,655	3,396,013
Due to Elan Pharma International Limited [note 5]	697,743	—
Current portion of long-term debt [note 14]	—	292,124
Current portion of deferred revenue and advances [note 12]	131,244	657,541
Current portion of obligation under capital leases	—	18,390

Total current liabilities	3,695,642	4,364,068
Deferred revenue and advances [notes 5 and 12]	9,885,733	1,596,727
Obligation under capital leases	—	30,401
Leasehold inducement	91,456	102,888
Future tax liability [note 17]	—	2,729,422

Total liabilities	13,672,831	8,823,506

Commitments [note 21]
Guarantees [note 22]
Subsequent events [note 24]
Shareholders’ equity
Share capital
Common shares	133,988,318	99,563,853
Contributed surplus	4,487,752	4,469,987
Stock options	1,538,396	774,858
Deficit	(89,691,569)	(69,504,180)

Total shareholders’ equity	50,322,897	35,304,518

	63,995,728	44,128,024

See accompanying notes
On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
Years ended June 30
(in Canadian dollars)

	2007	2006
	$	$

REVENUES
Milestone revenue	552,650	—
Upfront and licensing fees	131,244	131,244
Management fees from ENI	—	239,930

	683,894	371,174

EXPENSES
Research and development [note 9]	9,839,170	11,060,455
General and administrative	5,317,524	3,140,800
Amortization	6,823,259	9,563,274
Foreign exchange loss (gain)	6,875	(82,043)
Loss on disposal of capital assets and assets held for sale	14,377	58,034

	22,001,205	23,740,520

Loss before the following	(21,317,311)	(23,369,346)
Interest income, net	1,226,099	350,380
Equity loss in ENI [note 6]	—	(477,723)
Gain (losses) of company transferred under contractual arrangement [note 13]	400,000	(618,922)

Loss before income taxes	(19,691,212)	(24,115,611)
Future income taxes recovery [note 17]	2,729,422	1,097,521

Net loss for the year	(16,961,790)	(23,018,090)

Deficit, beginning of year, As originally stated	(69,504,180)	(46,486,090)
Adjustment for change in accounting policy related to research inventory [note 2]	(3,225,599)	—

Deficit, beginning of year, as restated	(72,729,779)	(46,486,090)

Deficit, end of year	(89,691,569)	(69,504,180)

Basic and diluted net loss per common share [note 15[b][iv]]	$(0.87)	$(1.53)

See accompanying notes

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the years ended June 30, 2007 and 2006
(in Canadian dollars)

	Number of	Share	Contributed	Stock		Exchange	Total	Shareholders’
	Shares	Capital	Surplus	Options	Warrants	Rights	Deficit	Equity

		$	$	$	$	$	$	$

Balance, July 1, 2005	13,344,007	77,254,351	2,811,966	743,628	486,615	388,000	(46,486,090)	35,198,470
Share issued for purchased assets of Protana, net	222,222	1,184,569	—	—	—	—	—	1,184,569
Issued pursuant to bought deal financing, net	1,730,556	9,648,600	—	—	—	—	—	9,648,600
Issued on exercise of Exchange Rights	137,733	1,009,437	—	—	—	(145,500)	—	863,937
Exchange Rights expired unexercised	—	—	242,500	—	—	(242,500)	—	—
Expiry of share purchase warrants	—	—	486,615	—	(486,615)	—	—	—
Issued on acquisition of ENI, net	2,109,479	10,727,317	—	—	—	—	—	10,727,317
Issued to acquire patent portfolio	46,055	286,000	—	—	—	—	—	286,000
Cancellation of shares issued to ENI	(98,328)	(559,475)	559,475	—	—	—	—	—
Stock options exercised	2,545	13,054	—	(5,038)	—	—	—	8,016
Stock options expired	—	—	369,431	(369,431)	—	—	—	—
Stock-based compensation expense	—	—	—	405,699	—	—	—	405,699
Net loss for the year	—	—	—	—	—	—	(23,018,090)	(23,018,090)

Balance, June 30, 2006	17,494,269	99,563,853	4,469,987	774,858	—	—	(69,504,180)	35,304,518

Adjustment to opening deficit for change in accounting policy related to research inventory [note 2]	—	—	—	—	—	—	(3,225,599)	(3,225,599)
Stock options exercised [note 15[c][ii]]	63,654	601,571	—	(221,177)	—	—	—	380,394
Stock options expired	—	—	17,765	(17,765)	—	—	—	—
Stock-based compensation expense [note 16]	—	—	—	1,002,480	—	—	—	1,002,480
Issued pursuant to private placement, net [note 15[b][i]]	2,986,867	23,964,751	—	—	—	—	—	23,964,751

Issued on acquisition of NeuroMedix Inc., net [note 4]	685,951	9,858,143	—	—	—	—	—	9,858,143
Net loss for the year	—	—	—	—	—	—	(16,961,790)	(16,961,790)

Balance, June 30, 2007	21,230,741	133,988,318	4,487,752	1,538,396	—	—	(89,691,569)	50,322,897

Transition Therapeutics Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30
(in Canadian dollars)

	2007	2006
	$	$

OPERATING ACTIVITIES
Net loss for the year	(16,961,790)	(23,018,090)
Add (deduct) items not involving cash:
Amortization of:
capital assets	317,780	387,274
intangible assets	6,748,787	9,477,808
leasehold inducement	(11,432)	—
Leasehold inducement	—	102,888
Write-off of research inventory acquired from NMX	387,667	296,687
Recovery of future income taxes	(2,729,422)	(1,097,521)
Stock-based compensation expense	1,002,480	405,699
Equity loss in ENI	—	477,723
(Gain) losses of company transferred under contractual arrangement [note 13]	(400,000)	618,922
Loss on disposal of capital assets and assets held for sale	45,073	58,034
Management fees from ENI	—	(239,930)
Foreign exchange loss (gain)	8,583	(36,012)
Net change in operating assets and liabilities [note 19]	6,792,452	232,953

Cash used in operating activities	(4,799,822)	(12,333,565)

INVESTING ACTIVITIES
Maturity of short-term investments	108,271,169	21,034,531
Purchase of short-term investments	(130,361,807)	(17,781,638)
Proceeds from disposal of short-term investments	30,738	—
Acquisition of Protana assets [note 7]	—	(3,109,756)
Proceeds from assets held for sale	265,401	2,118,220
Investment in ENI [note 6]	—	(381,062)
Purchase of capital assets	(49,526)	(234,919)
Purchase of intangible assets	(345,425)
Proceeds on disposal of capital assets	60,754	3,573
Net cash received under contractual arrangement [note 13]	400,000	475,000
Cash received on acquisition of ENI [note 6]	—	1,040,471
ENI acquisition costs	—	(253,296)
Cash received on acquisition of NMX [note 4]	109,730	—
NMX acquisition costs	(322,842)	—

Cash provided by (used in) investing activities	(21,941,808)	2,911,124

FINANCING ACTIVITIES
Proceeds from bought deal financing, net	—	9,648,600
Repayment of long term debt	(300,707)	(2,740,795)
Repayment of obligation under capital leases	—	(17,019)
Proceeds from issuance of common shares, net	24,345,142	8,016

Cash provided by (used in) financing activities	24,044,435	6,898,802

Net increase (decrease) in cash and cash equivalents during the period	(2,697,195)	(2,523,639)
Cash and cash equivalents, beginning of period	4,074,582	6,598,221

Cash and cash equivalents, end of period	1,377,387	4,074,582

See accompanying notes

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION
Transition Therapeutics Inc. [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment Alzheimer’s disease and diabetes.
The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.
Effective September 22, 2006, Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc. and 1255206 Ontario Inc. amalgamated with Waratah Pharmaceuticals Inc. [“Waratah”]. As a result of the amalgamation, these consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc. and Waratah Pharmaceuticals Inc. These financial statements include the results of Waratah’s wholly-owned subsidiary, Waratah Pharmaceuticals Corporation up to May 8, 2007 when the subsidiary was dissolved. In addition, these financial statements also include the financial results of NeuroMedix Inc. and NeuroMedix US Inc. from May 9, 2007, the date of acquisition [note 4].
All material intercompany transactions and balances have been eliminated on consolidation.
2. CHANGE OF ACCOUNTING POLICY
During the fourth quarter of the current year, the Company changed its accounting policy related to inventories to adopt CICA Handbook section 3031 — Inventories, effective July 1, 2006. As a result of the adoption, the net realizable value of the inventory is now measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. Previously the Company measured net realizable value at the inventory’s replacement cost. For the year ended June 30, 2007, the change resulted in an increase in net loss of $525,810. The adoption of the new accounting policy resulted in a $0.03 increase in the loss per share. The change in accounting policy has been applied in accordance with the transitional provisions which permitted the Company to charge the difference in the measurement of opening inventory to the opening deficit for the year without restatement of prior years.
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of estimates
The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates included in these consolidated financial statements are the valuation of intangible assets, investment tax credits receivable, future income tax assets, inventory and impairment assessments of capital and intangible assets. Actual results could differ from the estimates used.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
Cash and cash equivalents and short-term investments
Cash equivalents are comprised of highly liquid investments with original maturities of less than ninety days at the time of purchase and are valued at amortized cost, which approximates fair value.
Short-term investments consist principally of fixed income securities with original maturities of greater than ninety days and less than one year at the time of purchase carried at amortized cost. If there is an other than temporary impairment, the Company writes down the loan to fair value.
Investment tax credits
Investment tax credits [“ITCs”] are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. ITCs are accounted for using the cost reduction method, whereby they are netted against the related expenses or capital expenditures to which they relate.
Research inventory
Inventories consisting of materials that are used in future studies and clinical trials are measured at the lower of cost and net realizable value. The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired.
Capital assets
Capital assets, excluding leasehold improvements, are recorded at cost and amortized on a declining balance basis over their estimated useful lives as follows:

Computer equipment	30% and 45%
Office equipment and furniture	20%
Laboratory equipment	20%
Leasehold improvements are recorded at cost and amortized on a straight-line basis over the term of the lease plus one renewal period.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
Intangible assets
Intangible assets consist of technology, patents and workforce. Intangible assets are recorded at cost and are being amortized on a straight line basis over the estimated useful life, ranging from 5 to 15 years.
Impairment of long-lived assets
The Company assesses its capital and intangible assets for recoverability whenever indicators of impairment exist. An impairment loss is recognized when the carrying value of an asset exceeds the sum of the undiscounted cash flow expected from the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. As at June 30, 2007, management is of the view there have been no events or changes in circumstances that indicate the carrying value of capital and intangible assets were not recoverable.
Leases
Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation, if any, reflects the present value of future lease payments, discounted at the appropriate interest rate, and is reduced by rental payments net of imputed interest. Assets under capital leases are amortized based on the useful life of the asset. All other leases are accounted for as operating with rental payments being expensed on a straight line basis over the life of the lease.
Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax asset will not be realized.
Variable interest entities
Effective January 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 [AcG-15], “Consolidation of Variable Interest Entities”, effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities [“VIEs”] refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should be consolidated.
The Company has analyzed its interests in entities which it does not wholly own and has determined that it has an interest in one VIE, Stem Cell Therapeutics Inc. (“SCT”). SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson’s disease. The Company has determined that it is not the primary beneficiary of SCT and therefore consolidation is not required. The nature of the Company’s involvement with SCT is further described in note 13.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
Financial instruments
Financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities and amounts due to Elan. Financial instruments are initially recorded at historical cost.
The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.
Revenue recognition
The Company recognizes revenue in accordance with Emerging Issues Committee Abstract 141 — Revenue Recognition. When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Committee Abstract 142 — Revenue Arrangements with Multiple Deliverables. Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.
The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements (“collaborations”).
Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company’s additional involvement is limited to involvement in a joint steering committee which the Company considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.
Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product’s future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.
Licensing arrangements
The Company accounts for revenue from licensing arrangements using the milestone method. Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments is recognized when the milestone is achieved.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
Collaboration arrangements
The Company accounts for collaboration arrangements using a proportional performance model. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the total costs to be incurred, the Company uses a zero profit model (i.e., revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable) so long as the overall arrangement is determined to be profitable. In the event that the Company cannot determine if the overall arrangement will be profitable, all revenue associated with the arrangement is deferred until such time as the profitability determination can be made.
The Company uses an input based measure, specifically direct costs, to determine proportional performance because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of proportional performance also most closely reflects the level of effort related to the Company’s performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.
Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue in accordance with the zero profit proportional performance model described above until the earlier of (i) when the Company can meet the criteria for separate recognition of each element under the guidance of EIC 142; or (ii) after the Company has fulfilled all of its contractual obligations under the arrangement.
The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Profitability is defined as a net cash inflow resulting from the arrangement over its life. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged against income in the period in which the determination is made.
Interest income
Interest income is recognized as earned.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
Research and development
Research and development expenses include salaries, clinical trial costs, manufacturing and research inventory. Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. To date, all of the development costs have been expensed.
Stock based compensation
In accordance with the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, the Company expenses stock-based compensation awards for fiscal years beginning on or after January 1, 2004.
The Company grants stock options to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company pursuant to the stock option plan described in note 16.
Compensation expense is recognized for stock options based on the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included in equity as stock options.
The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on conditions outside of the Company’s control. If other assumptions are used, stock-based compensation could be significantly impacted.
The stock option balance, included in shareholders’ equity is reduced as the options are exercised or when the options expire unexercised. If the stock options are exercised, the amount initially recorded for the options in stock options is credited to common shares, along with the proceeds received on the exercise. If the stock options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.
Net loss per common share
Basic net loss per common share is determined by dividing the net loss by the weighted average number of common shares outstanding during the year. Contingently returnable common shares are excluded when determining the weighted average number of common shares outstanding. Diluted net loss per common share is determined in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year. All options are excluded from the calculation of diluted loss per common share as their effect is anti-dilutive.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
Foreign exchange translation
Foreign subsidiary
The Company’s foreign indirect subsidiary is considered to be an integrated foreign operation and its accounts have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are re-measured at the exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are measured at historical rates. Revenue and expenses are measured at the average rate for the year. Resulting gains and losses are included in the consolidated statements of loss and deficit.
Foreign currency transactions
Transactions undertaken in foreign currencies are translated into Canadian dollars at approximate exchange rates prevailing at the time the transactions occurred. Monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains and losses are included in the consolidated statements of loss and deficit.
Recent Canadian accounting pronouncements:
In January 2006, the Canadian Institute of Chartered Accountants (“CICA”) released new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument should be recognized and when a financial instrument is to be derecognized. The Company’s most significant financial instruments are its investments in cash equivalents and short-term investments. The Company will classify its short-term investments as held to maturity which will not result in any significant changes to the balance sheet or accounting for finance income. The Company has not concluded as to how it will classify its cash equivalents and its assessment of whether there are any embedded derivatives.
In January 2006, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has not yet assessed the impact the adoption of this new standard is expected to have on its consolidated financial position or results of operations.
In January 2006, the CICA released new Handbook Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not enter into any hedges or owns any derivative accounting instruments. The adoption of this new accounting standard is not expected to have any impact on the Company’s consolidated financial position or results of operations.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
4. ACQUISITION OF NEUROMEDIX INC.
On May 9, 2007, the Company completed a tender offer (the “Offer”) for the outstanding shares of NeuroMedix Inc. (“NeuroMedix”), a central nervous system (“CNS”) focused biotechnology company. NeuroMedix’s lead compound, Minozac, has the key characteristics for a CNS drug as it is a small molecule that is orally bioavailable and crosses the blood-brain-barrier. Minozac has been shown to prevent neuronal dysfunction in animal models of Alzheimer’s disease and traumatic brain injury. The Minozac compound is currently in pre-clinical development. Management can not reasonably determine when a product will be commercialized and generate revenue for the Company.
As of the completion of the Offer, a total of 29,850,000 NeuroMedix common shares were validly tendered and accepted for purchase, representing 94% of the outstanding shares of NeuroMedix. As the Offer was accepted by holders of more than 90% of the common shares of NeuroMedix not held by Transition or its affiliates, the Company exercised its right under the compulsory acquisition provisions of section 206 of the Canada Business Corporations Act and acquired the remaining outstanding common shares of NeuroMedix not owned by Transition. Following the completion of the compulsory acquisition on June 1, 2007, NeuroMedix became a wholly-owned subsidiary of Transition. The NeuroMedix common shares were delisted from the TSX Venture Exchange effective May 15, 2007. Transition issued a total of 685,951 common shares as consideration for 100% of the NeuroMedix common shares received. In connection with the acquisition, Transition also acquired 100% of the outstanding common shares of NeuroMedix US Inc.
The acquisition of NeuroMedix has been accounted for as an acquisition of assets because NeuroMedix does not meet the definition of a business under Emerging Issues Committee Abstract 124. Total consideration was determined by the listed share price of the Company on the date the shares were issued plus the related acquisition costs, and was allocated to the assets acquired and liabilities assumed based on the estimated fair values on the date of acquisition, as follows:

$

Assets acquired
Cash	109,730
Receivables	166,044
Research inventory	387,667
Prepaid expenses	29,890
Capital assets	8,604
Intangible assets [note 11]	11,085,259
Future tax assets	3,514,857

15,302,051

Less liabilities assumed
Accounts payable and accrued liabilities	1,606,209
Future tax liability	3,514,857

Net assets acquired	10,180,985

Consideration given
Common shares, net of share issuance costs of $19,551 [note 20[a]]	9,858,143
Acquisition costs	322,842

10,180,985

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
The cost of the research inventory was immediately charged to research and development expense as the net realizable value of the inventory was determined to be zero. The allocation of the purchase price has not been finalized pending a third party valuation of the intangible assets.
5. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED
On September 25, 2006, Elan Pharma International Limited (Elan) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND-005/AZD-103, for the treatment of Alzheimer’s disease.
Under the terms of the agreement, the Company will receive upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND-005/AZD-103, the Company will be eligible to receive milestone payments of up to US$185 million. Elan and the Company will share the costs and operating profits of ELND-005/AZD-103 if successfully developed and commercialized. Each party’s cost share and ownership interest may vary throughout the term of the agreement dependent on certain elections that may be made during the development of ELND-005/AZD-103. Under the terms of the agreement the Company can elect to convert the co-development collaboration to a licensing arrangement. If converted, the Company would no longer share in the development costs and operating profits but would receive reduced developmental and commercial milestones and royalties on worldwide aggregate net sales.
Under the terms of the agreement, ELND-005/AZD-103 inventory on hand as of August 4, 2006 and development costs incurred by the Company subsequent to that were reimbursed by Elan in accordance with their cost sharing percentage. Elan has reimbursed the Company an amount exceeding their share of the costs incurred, corresponding to an account payable to Elan in the amount of $697,743 at June 30, 2007.
During the three-month period ended December 31, 2006, the Company received the first upfront payment of $8,420,250 (US$7,500,000) from Elan which has been recorded as deferred revenue and advances and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated.
6. ACQUISITION OF ELLIPSIS NEUROTHERAPEUTICS INC. [“ENI”]
Under the terms of the initial ENI agreement (“Initial Agreement”) dated November 4, 2004, the Company acquired a 17% interest in ENI with the potential to increase this interest to approximately 52% through a share exchange at the option of certain ENI shareholders and consideration for the Company’s management services.
Under the terms of the Initial Agreement, the Company received 2,400,000 ENI common shares, in exchange for i) 98,328 common shares of the Company “the Acquired Shares”, ii) $1,000,000 in cash and iii) 4,000,000 Exchange Rights (the “Exchange Rights”). Each Exchange Right allowed the holder to convert one ENI common share into 0.0918 common shares of the Company, until February 4, 2006.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
With respect to the Acquired Shares, if at the second anniversary of the agreement, the aggregate of the total proceeds from any sale of the Acquired Shares and the fair market value of the Acquired Shares retained (at that time) by ENI is less than $1,000,000, then the Company will compensate ENI for any deficiency. As a result of this obligation (the “Guaranteed Share Obligation”), the Company assigned a nominal value to the shares issued and recorded a liability, net of the Company’s interest.
In addition, under the terms of the Services Agreement (“Services Agreement”) through leading the development of the ENI products, the Company had the potential to earn up to 1,600,000 ENI common shares over the 24-month period ending November 4, 2006, through the achievement of milestones. The fair value of any ENI common shares earned was recorded as revenue at the time the milestone was achieved. During the first quarter of fiscal 2006, Transition increased its interest in ENI to 18.5% as the Company met the first milestone and earned 100,000 ENI common shares. During the second quarter of fiscal 2006 the Company met the second milestone and earned an additional 200,000 common shares and also purchased an additional 346,420 common shares, increasing the Company’s interest to 22.2%.
On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 137,733 Transition common shares in exchange for 1,500,000 common shares of ENI. The common shares issued had a fair value of $863,937 plus the value of the Exchange Rights exercised of $145,500 for a total of $1,009,437. This transaction increased the Company’s ownership in ENI to 33.2%. The remaining 2,500,000 Exchange Rights expired unexercised on February 4, 2006.
On March 10, 2006, the Company completed the step acquisition of ENI for share consideration of 2,109,479 Transition common shares, contingent clinical milestones potentially totaling $12.8 million payable in Transition common shares at the then market price and a royalty of up to 1% on net sales of AZD-103 product. The common shares issued are subject to a resale restriction period ranging from 4 to 12 months from the date of issue. Accordingly, for accounting purposes, the common shares issued have been discounted resulting in a fair value of approximately $5.13 per share. The key asset in the acquisition is the Alzheimer’s disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression and improve symptoms such as cognitive function. In connection with the acquisition, Transition also acquired 100% of the outstanding common shares of 1255205 Ontario Inc. and 1255206 Ontario Inc.
The acquisition was accounted for as a step acquisition. The Company recognized its equity interest in the results of ENI from November 4, 2004 until March 10, 2006. The assets, liabilities and expenses of ENI have been included in the consolidated financial statements of the Company commencing March 11, 2006.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)

$

Assets acquired
Cash	1,040,471
Receivables	33,596
Research inventory	1,183,975
Investment tax credits receivable	591,851
Prepaid expenses	2,400
Capital assets	1,960
Technology, products and patents [note 11]	14,244,423
Investments	183,000
Future income tax asset	932,820

18,214,496
Less liabilities assumed
Accounts payable and accrued liabilities	98,747
Loan payable	67,500
Future income tax liabilities	4,759,764

Net assets acquired	13,288,485

Consideration given
Investment in ENI, including accumulated equity loss	2,221,935
Common shares, net [note 20[f]]	10,727,317
Common shares issued for Exchange Rights [note 20[e]	863,937
Guaranteed share obligation	(778,000)
Acquisition costs	253,296

13,288,485

7. ACQUISITION OF ASSETS FROM PROTANA INC.
Effective November 1, 2005, the Company purchased certain assets of Protana Inc. (“Protana”), a private company.
Under the terms of the agreement, the Company has purchased assets of Protana in exchange for approximately $3.1 million cash, assumption of approximately $3.0 million long-term debt [US $2,543,372], and 222,222 common shares valued at $1.18 million. The common shares issued were subject to a resale restriction period ranging from 6 to 10 months from the date of issue. Accordingly, for accounting purposes, the common shares issued were discounted resulting in a fair value of approximately $5.31 per share.
Total consideration for the purchased assets of Protana, including acquisition costs, has been allocated to the estimated fair values on the date of acquisition as follows:

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)

$

Assets acquired
Prepaids	47,450
Assets held for sale [i]	2,551,168
Capital assets	1,304,479
Technology [note 11]	3,459,633
Patents [note 11]	329,685
Workforce [note 11]	623,276

8,315,691
Less liabilities assumed
Long-term debt [note 14]	3,001,433
Accounts payable and accrued liabilities	1,019,933

Net assets acquired	4,294,325

Consideration given
Cash paid, including transaction costs	3,109,756
Common shares, net of share issuance costs [note 20[d]]	1,184,569

4,294,325

[i]	Management determined that some of the assets purchased were not consistent with the Company’s corporate strategy and sold these assets. Under the terms of the agreement, the net proceeds received from the sale of the assets was split equally with a group of specified creditors. Management anticipated that these assets would be sold within the next twelve months and, accordingly, they were disclosed as assets held for sale. At June 30, 2007, the balance of assets held for sale is Nil [June 30, 2006 — $381,948].
8. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
Substantially all of the Company’s cash equivalents are invested in short-term investment accounts that invest in commercial paper and short-term instruments with a rating of R-1 or higher. The annualized rate of return on these funds at June 30, 2007 was 3.9% [2006 – 3.1%]. All short-term investments are held to maturity.
Short-term investments consist of bankers acceptances and medium term note debentures totaling $32,990,755 at June 30, 2007 with interest rates between 4.21% and 5.30% and maturity dates between August 7, 2007 and December 3, 2007. The fair value of the short-term investments at June 30, 2007 is $33,414,383 [2006 — $11,057,573].
9. INVESTMENT TAX CREDITS
For the year ended June 30, 2007, investment tax credits of $200,000 [2006 — $202,000] were recorded as a reduction of research and development expenses.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
10. CAPITAL ASSETS
Capital assets consist of the following:

	June 30, 2007
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Computer equipment	283,738	169,655	114,083
Office equipment and furniture	158,523	93,307	65,216
Laboratory equipment	1,595,008	761,473	833,535
Leasehold improvements	244,888	83,694	161,194

	2,282,157	1,108,129	1,174,028

	June 30, 2006
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Computer equipment	242,731	115,266	127,465
Office equipment and furniture	255,761	120,651	135,110
Laboratory equipment	1,726,231	554,348	1,171,883
Leasehold improvements	228,860	66,675	162,185

	2,453,583	856,940	1,596,643

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
11. INTANGIBLE ASSETS
Intangible assets consist of the following:

	June 30, 2007
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Technology acquired on acquisition of Waratah Pharmaceuticals Inc. (“Waratah”)	39,799,917	39,799,917	—
Technology acquired from Biogenesys, Inc.	137,000	137,000	—
Sub-licensing fees paid to General Hospital Corp. (“GHC”)	132,400	25,020	107,380
Prepaid royalties paid to GHC	295,425	6,753	288,672
Technology acquired from Protana [note 7]	3,459,633	1,153,214	2,306,419
Technology, products and patents acquired from ENI [note 6]	14,244,423	2,219,300	12,025,123
Workforce acquired from Protana [note 7]	623,276	207,758	415,518
Patents acquired from Protana [note 7]	329,685	109,895	219,790
Patent portfolio [note 20 [b] and [g]]	386,000	96,267	289,733
Intangible assets acquired from NeuroMedix [note 4]	11,085,259	105,285	10,979,974

	70,493,018	43,860,409	26,632,609

		June 30, 2006
	Revised
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Technology acquired on acquisition of Waratah Pharmaceuticals Inc. (“Waratah”)	39,799,917	35,488,259	4,311,658
Technology acquired from Biogenesys, Inc.	137,000	125,579	11,421
Sub-licensing fees paid to General Hospital Corp. (“GHC”)	132,400	16,192	116,208
Technology acquired from Protana [note 7]	3,459,633	461,287	2,998,346
Technology, products and patents acquired from ENI [note 6]	14,244,423	874,179	13,370,244
Workforce acquired from Protana [note 7]	623,276	83,103	540,173
Patents acquired from Protana [note 7]	329,685	43,956	285,729
Patent portfolio [note 20[g]]	286,000	19,067	266,933

	59,012,334	37,111,622	21,900,712

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
The amortization to be taken on intangible assets by fiscal year is as follows:

$

2008	2,557,629
2009	2,557,629
2010	2,557,629
2011	1,950,215
2012	1,597,911
Thereafter	15,411,596

26,632,609

The amortization of all intangible assets relates to the research and development efforts of the Company.
12. DEFERRED REVENUE AND ADVANCES
On July 17, 2006, the Company and Novo Nordisk amended the I.N.T.™ license agreement dated August 23, 2004 to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. ™ program and the Company regains exclusive ownership and rights to all other I.N.T.™ programs, including GLP1-I.N.T.™. Novo Nordisk has in association with the execution of the amendment, paid the Company $552,650 [US$500,000] for the achievement of the first developmental milestone, which has been recognized as milestone revenue in the three-month period ended September 30, 2006. Additionally, the Company has received from Novo Nordisk $570,300 [US$500,000] in research and development funding in calendar 2006, of which the final payment of $279,050 [US$250,000] was received during the three-month period ended September 30, 2006.
The other financial terms of the amended agreement remain the same, where the Company will receive future E1-I.N.T.™ developmental milestone payments potentially totalling US$46 million plus commercial milestones and royalties on sales of E1-I.N.T.™ products.
The Company is currently advancing the clinical development of E1-I.N.T.™ for type I and type II diabetes. Novo Nordisk is in receipt of the final data from the exploratory Phase IIa clinical trials, and subsequent to their review of the data, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.™. Following such a decision the Company will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.™ clinical development costs since August 2004.
To date, under the Licensing Agreement, the Company received $1,968,580 [US$1,500,000] in up-front payments that have been recorded as deferred revenue and are being recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $131,244 was recognized during the year ended June 30, 2007 [2006 — $131,244]. The Company expects to recognize licensing fee revenue of $131,244 in the next fiscal year and accordingly, this amount has been disclosed as current portion of deferred revenue and advances.
In addition, the Company has received $1,191,025 [US$1,000,000] from Novo Nordisk in research and development funding as of June 30, 2007. Under the terms of the initial agreement, $385,671 [US$317,130] was spent on a joint research project in fiscals 2005 and 2006. As a result of the July 17, 2006 amendment to the

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
Agreement, the Company has applied the remaining $805,354 [US$682,870] against patent costs incurred prior to the date of amendment and research and development costs.
Effective September 13, 2006, the Company and the Juvenile Diabetes Research Foundation International (“JDRF”) entered into an agreement in which the JDRF will provide funding to assist in the development of GLP1-I.N.T. TM over a two year period. The JDRF will contribute funding payments of up to US$4 million. During the year the Company received a funding payment of $564,800 [US$500,000] which was applied against GLP1-I.N.T. TM development costs.
13. NET ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT
On October 4, 2004, the Company signed a Share Purchase Agreement (the “Agreement”) to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson’s disease. The Agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.
This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the Agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value at June 30, 2007 of Nil [2006 – NIL].
During the three month period ending September 30, 2006, the Company received the second anniversary payment of $400,000 in cash which has been recorded as a gain in the statement of loss. As of June 30, 2007, total payments received amount to $1,200,000.
14. LONG TERM DEBT
In conjunction with the Protana asset purchase, the Company entered into an Assignment and Assumption Agreement with Oxford Finance Corporation (“Oxford”) and assumed the full amount of Protana’s indebtedness to Oxford in the amount of US$2,543,372 as at November 1, 2005.
The full amount of the indebtedness was secured by certain assets purchased from Protana. The Company was authorized to sell these assets and the full proceeds from the sale was applied against the outstanding principal balance of the loan, in the form of a Disposition Payment.
Changes in the loan balance from the date of acquisition are as follows:

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)

$

Oxford loan payable, interest at 9.41%, payable in monthly blended payments of US$121,283, secured by specified equipment, payable in full on September 1, 2007	3,001,433
Disposition Payments	(1,682,646)
Principal repayments	(990,651)
Foreign exchange gain	(36,012)

Balance as of June 30, 2006	292,124
Disposition Payments	(124,101)
Principal repayments	(176,606)
Foreign exchange loss	8,583

Balance as of June 30, 2007	—

15. SHARE CAPITAL
[a] Authorized
At June 30, 2007, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.
[b] Common shares issued and outstanding during the year
[i]	On November 8, 2006, the Company completed a private placement financing issuing 2,986,867 common shares at a price of $8.37 per common share, raising gross proceeds of $25,000,000. The Company incurred total share issuance costs of $1,035,249 resulting in net cash proceeds of $23,964,751.

[ii]	On January 4, 2006, the Company completed an offering for 1,666,667 common shares for gross proceeds of $10,350,000. In connection with the offering, the Company granted the underwriters an option, exercisable before February 3, 2006, to purchase up to an additional 250,000 common shares of the Company at a price of $6.21 per share to cover over-allotments. The underwriters purchased an additional 63,889 common shares for gross proceeds of $396,750. The Company incurred total share issuance costs on the offering of $1,098,150, resulting in net cash proceeds of $9,648,600.

[iii]	Under the terms of the Initial Agreement with ENI, the Company issued 98,328 common shares of the Company to ENI. Upon acquisition of 100% of the remaining ENI common shares outstanding, the 98,328 common shares were cancelled. The assigned value of the cancelled shares, in the amount of $559,475 has been reclassified to contributed surplus.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
[iv]	The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the year ended June 30, 2007 is 19,444,398 [2006 – 15,007,104]. The outstanding options to purchase common shares of 605,883 [2006 – 470,893] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive.

For the year ended June 30, 2007, 79,908 [2006 – 79,908] contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

[v]	On July 9, 2007 the Company announced the completion of the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The Toronto Stock Exchange (“TSX”) approved the consolidation and the common shares of the Company commenced trading on the TSX on a post-consolidated basis at the opening of trading on Monday, July 9, 2007. The share consolidation has been effected to satisfy the NASDAQ’s listing criteria regarding minimum bid price. This share consolidation was approved by Transition’s shareholders at the Company’s Annual and Special Meeting held in December 2006. The share consolidation affects all of the Company’s common shares and stock options outstanding at the effective time. Fractional shares were not issued and each shareholder’s aggregated fraction was paid out in cash on the basis of a fraction of $15.75. As a result of this consolidation, the number of common shares, warrants and options, related exercise prices and basic and diluted loss per share have been retroactively adjusted to reflect the consolidation.
[c] Stock Options

			Weighted Average
			Exercise Price
Stock options	#	$	$

Stock options outstanding, June 30, 2005	455,352	743,628	10.44
Stock options issued [i]	243,596	—	6.12
Stock options exercised [ii]	(2,545)	(5,038)	3.15
Stock options expired [iii]	(186,666)	(367,499)	11.43
Stock options forfeited [iv]	(38,844)	(1,932)	10.26
Stock based compensation expense	—	405,699	—

Stock options outstanding, June 30, 2006	470,893	774,858	7.92
Stock options issued [i]	282,222	—	5.04
Stock options exercised [ii]	(63,654)	(221,177)	5.94
Stock options expired [iii]	(55,185)	—	13.59
Stock options forfeited [iv]	(28,393)	(17,765)	9.63
Stock based compensation expense	—	1,002,480	—

Stock options outstanding, June 30, 2007	605,883	1,538,396	7.02

[i]	The fair value of the stock options issued during the year ended June 30, 2007 is $1,442,900 [2006 — $1,032,781].

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)

[ii]	Stock options totaling 63,654 were exercised in fiscal 2007 [2006 — 2,545]. These stock options had a recorded value of $221,177 [2006 — $5,038] and resulted in cash proceeds to the Company of $380,394 [2006 — $8,016].

[iii]	Of the stock options that expired during fiscal 2007, Nil [2006 — 64,816] were included as part of the consideration for the acquisition of Waratah. Accordingly, the consideration associated with these options, in the amount of Nil [2006 — $367,499] was reclassified to contributed surplus when they expired.

[iv]	Stock options totaling 28,393 were forfeited during fiscal 2007 [2006-38,844]. These forfeited stock options had a fair value of $110,294 [2006 -$70,212].

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2007 are $4,276,829 [June 30, 2006 — $3,744,775].
16. STOCK-BASED COMPENSATION PLANS
The Company’s stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance. In terms of performance, the Company’s policy is to establish annual goals with respect to business strategy and the individual’s area of direct responsibility. The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board. Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company’s performance, and the employee’s performance. Stock option grants are approved by the Board of Directors. The Board of Directors take into account the amount and the terms of outstanding options when determining whether and how many new option grants will be made.
Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 5 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.
The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices. The risk-free rate is based on the average of 3 year and 5 year Government of Canada marketable bond rates in effect at the time of the grants.
In November 1999, the Company established a Stock Option Plan [the “Plan”] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
In December, 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.
All stock options granted under the Plan must be exercised within a maximum period of five years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.
The options acquired through the acquisition of Waratah are governed by the terms of the Waratah option plan which has the same terms and vesting as the Plan.
A summary of options outstanding as at June 30, 2007 under the plans are presented below:

	Outstanding			Exercisable
Range of		Weighted average	Weighted average		Weighted average	Weighted average
exercise	Number of	remaining	exercise	Number of	remaining	exercise
prices	options	contractual life	price	options	contractual life	price
$	#	[years]	$	#	[years]	$

2.52 - 3.15	27,078	1.3	3.15	24,993	1.3	3.06
4.68 - 8.46	466,119	3.9	5.85	178,628	3.9	5.76
9.72 - 12.78	78,797	2.2	11.61	68,673	2.2	11.52
13.86 - 18.00	33,889	4.9	16.02	22,385	5.0	15.57

	605,883			294,679

A summary of options outstanding as at June 30, 2006 under the plans are presented below:

	Outstanding			Exercisable
Range of		Weighted average	Weighted average		Weighted average	Weighted average
exercise	Number of	remaining	exercise	Number of	remaining	exercise
prices	options	contractual life	price	options	contractual life	price
$	#	[years]	$	#	[years]	$

2.52 - 3.15	36,556	2.2	3.15	25,983	2.2	3.15
4.68 - 7.20	296,097	4.0	5.85	68,456	3.9	5.85
9.72 - 12.78	86,389	3.0	11.43	63,862	3.0	11.43
13.95 - 18.90	51,851	0.2	17.37	51,851	0.2	17.37

	470,893			210,152

For the year ended June 30, 2007, total stock based compensation expense was $1,002,480 [2006 -$405,699], split between general and administrative expense of $729,616 [2006 — $255,495] and research and development of $272,864 [2006 — $150,204].

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
The fair value of options granted during fiscal 2007 is $1,442,900 [2006 — $1,032,781]. The fair value of the options at the date of grant for the year ended June 30, 2007 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life 4 years [2006 — 4 years], volatility between 0.898 — 1.920 [2006 — 0.932 and 1.088], risk free interest rate between 2.91% and 3.46% [2006 – 2.56% and 3.36%] and a dividend yield of 0% [2006 — 0%].
The weighted average grant date fair value of options granted during the year ended June 30, 2007 was $5.04 [2006 — $4.23].
As at June 30, 2007 and 2006, total compensation cost related to non-vested awards not yet recognized is $1,296,780 and $1,081,629 respectively. The weighted average period over which it is expected to be recognized is 18 and 32 months respectively.
For fiscal 2007, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $7.02 and 3.23 years. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $7.65 and 3.20 years. For fiscal 2006, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $7.92 and 3.46 years. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $8.01 and 2.85 years. The intrinsic value of options exercised during fiscal 2007 is $685,585 [2006 — $7,558] and the intrinsic value of options granted for fiscal 2007 and 2006 is nil.
17. INCOME TAXES
[a] As at June 30, 2007, the Company has total Canadian non-capital losses of approximately $39,680,000 [2006 — $33,285,000] available for carryforward. The non-capital losses will begin to expire as follows:

$

2008	1,451,000
2009	5,444,000
2010	3,747,000
2014	2,628,000
2015	5,468,000
2026	7,518,000
2027	13,424,000

39,680,000

As at June 30, 2007, the Company also has approximately $20,028,000 [2006 — $10,998,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years’ taxable income. During fiscal 2007 the Company recorded $200,000 [2006 — $202,000] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $4,206,000 [2006 — $1,825,000] in federal ITCs that can be carried forward for up to ten years and used to reduce the Company’s taxes payable.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
[b] Significant components of the Company’s future tax assets and liabilities are as follows:

	2007	2006
	$	$

Future tax assets
Capital and intangible assets	2,792,007	2,841,302
Deferred revenue	3,255,516	590,421
Non-capital loss carryforwards	13,060,484	11,392,263
Canadian scientific research and experimental development expenditures	6,523,214	3,685,968
Investment tax credits	3,367,860	1,478,313
Financing and share issuance costs	821,192	677,637

Total future tax assets	29,820,273	20,665,904

Future tax liabilities
Intangible assets	(7,976,612)	(6,932,746)
Capital gains	(8,964)	(13,497)
Leasehold inducement	(29,723)	(33,953)

Total future tax liabilities	(8,015,299)	(6,980,196)

	21,804,974	13,685,708
Less valuation allowance	(21,804,974)	(16,415,130)

Net future tax liability	—	2,729,422

[c]	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2007	2006
	$	$

Tax recovery at combined federal and provincial rates	(7,112,466)	(8,710,559)
Non-deductible permanent differences:
Losses of company transferred under contractual arrangement	—	223,555
Stock-based compensation	362,096	146,538
Equity loss in ENI	—	172,554
Other permanent and non-deductible items	90,053	476,883
Impact of changes in tax rates	725,038	(17,741)
Financing and share issuance costs	(480,618)	(319,438)
Non-refundable Investment Tax Credits	(1,798,092)	(149,640)
Future tax assets not recognized for accounting	5,484,567	7,080,327

	(2,729,422)	(1,097,521)

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
18. RELATED PARTY TRANSACTIONS
During fiscal 2007, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2007 were $2,700 [2006 - $1,388] and are included in general and administrative expenses. The balance owing at June 30, 2007 is Nil [2006 — $443]. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
19. CONSOLIDATED STATEMENTS OF CASH FLOWS
The net change in operating assets and liabilities consists of the following:

	2007	2006
	$	$

Receivables	(203,900)	(167,951)
Investment tax credits receivable	616,661	(17,876)
Research inventory [note 2]	—	243,776
Prepaid expenses and deposits	(20,088)	(12,582)
Accounts payable and accrued liabilities	(2,060,673)	126,397
Due to Elan Pharma International Limited	697,743	—
Deferred revenue and advances	7,762,709	61,189

	6,792,452	232,953

Supplemental cash flow information	2,312	139,674
Interest paid
Income tax paid	—	—

20. NON-CASH TRANSACTIONS
During fiscal 2007 and 2006, the Company entered into the following non-cash activities:
[a]	On July 26, 2006 the Company terminated its obligation under capital lease and returned the office equipment to the lessor. The equipment had a cost of $99,934 and accumulated amortization of $43,425 resulting in a loss of $7,718.

[b]	On August 1, 2006, the Company signed an Assignment Agreement (“Agreement”) for the exclusive rights to intellectual property relating to apparatus, devises and methods for screening of compound libraries using the Optimol drug discovery technology acquired from Protana in fiscal 2006. Under the terms of the Agreement, the Company paid $50,000 cash and granted laboratory equipment with a fair market value of $50,000 resulting in additions to the Company’s patent portfolio totaling $100,000. The laboratory equipment had a net book value of $51,418 and the assignment resulted in the recognition of a loss of $1,418.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
[c]	On June 1, 2007 the Company acquired 100% of the issued and outstanding common shares of NeuroMedix and acquired net assets of $10,180,985 for total share consideration of $9,858,143 and acquisition costs of $322,842 [note 4].

[d]	On November 1, 2005, the Company purchased assets of $8,315,691 from Protana for cash consideration of $3,109,756. The remaining consideration was non-cash and was comprised of the issuance of 222,222 common shares in the amount of $1,184,569 net of issuance costs, the assumption of long-term debt in the amount of $3,001,433 (US$2,543,372) and liabilities to specified creditors and other arm’s-length parties totaling $1,019,933 [note 7].

[e]	On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 137,733 Transition common shares in exchange for 1,500,000 common shares of ENI. The common shares issued had a fair value of $863,937 plus the fair value of the Exchange Rights exercised of $145,500 for a total of $1,009,437.

[f]	On March 10, 2006, the Company completed the step acquisition of ENI and acquired net assets of $13,288,485 [note 6].

[g]	On March 14, 2006, the Company signed an exclusive license agreement to a patent portfolio with London Health Sciences Centre Research Inc. (“Agreement”). Under the terms of the Agreement, the Company issued 46,055 common shares having a value of $286,000 in exchange for the patent portfolio.

[h]	Capital assets of $10,908 are included in accounts payable and accrued liabilities at June 30, 2007 [2006 - Nil].
21. COMMITMENTS
[a]	As at June 30, 2007, the Company is committed to aggregate expenditures of $155,000 [2006 -$198,000] under its collaboration agreements. In addition, at June 30, 2007, the Company is committed to aggregate expenditures of approximately $1,573,000 [2006 - $3,440,000] for clinical and toxicity studies to be completed during fiscal 2008 and approximately $154,000 [2006 - $202,000] for manufacturing agreements.

[b]	The Company leases premises under operating leases expiring at various dates to June 30, 2011 with an option to extend to 2015. In addition, the Company leases photocopiers under an operating lease that expires in August, 2010. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

$

2008	188,440
2009	188,440
2010	188,440
2011	174,247
2012	150,000

889,567

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
During the year, the rental expense for the various premises under operating leases was $443,607
[2006 — $547,694] of which Nil [2006 — $171,183] was charged against the accrual for facility closure.
[c]	The following commitments are associated with Waratah:
[i] General Hospital Corporation:
The Company owns 50% of certain patent rights issued in connection with the I.N.T.TM technology for the treatment of juvenile diabetes and has a license agreement with GHC whereby GHC assigned the Company an exclusive worldwide license for the remaining 50% of the aforementioned patent rights. Under the license agreement, the Company is committed to making royalty payments of 1.5% on the net sales of any product commercialized based on this technology. This royalty rate can be reduced to 0.75% by the Company through the payment of buy-back options ranging from US$250,000 to US$1.25 million depending on the stage of the development of the I.N.T.TM product at the time of the buy-back. During fiscal 2007 the Company made the first contingent payment in the amount of US$250,000 in order to reduce future royalties to 0.75%. In addition, the Company is committed to make payments ranging from 5%-10% of non-royalty sublicense fees and milestone payments received by the Company from Novo Nordisk as described in note 12 or any other sublicensee. The agreement remains in force until the expiration of the last to expire patent.
[ii] Research Corporation Technologies:
The Company has a license agreement with Research Corporation Technologies [“RCT”], a company based in Arizona, for the use of RCT’s patented protein expression system for the production of the Company’s therapeutics proteins. Under the agreement, the Company will pay RCT royalties of 1.5% on net sales, including minimum annual royalties of US$30,000 in 2002 and thereafter for the term of the agreement.
[iii] London Health Sciences Center Research Inc. (“LHSCRI”):
As disclosed in note 20[g], the Company issued to LHSCRI 414,492 Transition common shares having a value of $286,000. In addition, LHSCRI is entitled to receive up to $2,650,000 in milestone payments and a royalty of 5% on revenues received by the Company related to the license of the technology. The agreement remains in force until the expiration of the last to expire patent.
[iv] Juvenile Diabetes Research Foundation (“JDRF”):
Juvenile Diabetes Research Foundation (“JDRF”) signed an agreement with the Company to provide up to US$4 million in milestone driven funding to support the research work necessary to advance the Company’s Gastrin+GLP-1 product from preclinical studies to Phase II trials in type 1 diabetes patients. If the Company licenses the Gastrin+GLP-1 product for type 1 diabetes, then the JDRF shall receive a 5% royalty on license fees and milestone payment received by the Company. If a Gastrin+GLP-1 product (and/or Gastrin+DPP-4 inhibitor product) is granted regulatory approval, then the JDRF shall receive from the Company an amount equal to three

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
times total funding provided by the JDRF, less any amounts paid to the JDRF from license fees or milestone payments, paid over a five year period following regulatory approval. If five years following regulatory approval, the aggregate net sales of the Company’s Gastrin+GLP-1 product (and/or Gastrin+DPP-4 inhibitor product) are greater than US$1 billion or US$2 billion, then the JDRF can receive additional consideration equal to one time or two times the amount of funding provided by the JDRF, respectively. Assuming the maximum JDRF funding contribution of US$4 million and aggregate sales in excess of US$2 billion prior to the fifth anniversary of the approval of a licensed product, the maximum payable to the JDRF under the agreement is US$20million.
[d] The following commitment is associated with ENI [note 6]:
[i] ELND-005/AZD-103 Technology License:
The Company has a worldwide exclusive license to intellectual property relating to ELND-005/AZD-103 with the inventor, an Alzheimer’s disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $170,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.
[e] The following commitment is associated with NMX [note 4]:
[i] Minozac Technology License:
The Company has a worldwide exclusive license to intellectual property relating to the Minozac compound and related compounds with Northwestern University. Under the Agreement, Northwestern University may receive milestone payments up to US$1,350,000. In addition, Northwestern will receive 1-2% royalties on product sales and royalties of 3-6% on fees received by the Company from sublicensing the technology. On an annual basis, Northwestern University is paid an annual license fee of US$10,000 which is due every year until the launch of a licensed product. After the launch of a licensed product the minimum annual royalty is US$25,000 in the first year and US$50,000 thereafter, which is creditable against any royalties paid that year.
22. GUARANTEES
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
23. SEGMENT DISCLOSURE
The Company operates in one business segment, the research and development of therapeutic agents, and operates in Canada.
24. SUBSEQUENT EVENTS
[a] On July 1, 2007 NeuroMedix Inc. amalgamated with Waratah Pharmaceuticals Inc. The amalgamated entity is carrying on business as Waratah Pharmaceuticals Inc.
[b] On July 11, 2007 the Company announced the closing of its private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of $25,000,000 . The Company incurred total share issuance costs of $1,023,596 resulting in net cash proceeds of $23,976,404. The proceeds from the placement are expected to be used to fund Transition’s clinical studies, research and product development, working capital and for general corporate purposes.
[c] On August 20, 2007 the Company’s common shares began trading on the NASDAQ Capital Market under the symbol “TTHI”. The Company’s common shares will continue to trade on the Toronto Stock Exchange in addition to the NASDAQ.
25. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.
26. CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) RECONCILIATION
The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States (“U.S.”), differs from that applied in Canada:
(a)	Consolidated statements of loss and deficit:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss and deficit to net loss for the year that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)

	Years ended June 30,
	2007	2006

Net loss for the year in accordance with Canadian GAAP	$(16,961,790)	$(23,018,090)
Net adjustment for research inventory capitalized (f)	—	(643,512)
Reversal of amortization of acquired technologies	5,912,205	8,933,418
Expense intangibles acquired with respect to NMX (h)	(11,085,259)	—
Expense intangibles acquired with respect to ENI (i)	—	(8,937,120)
Expense other intangibles acquired (g)	(295,425)	(615,685)
Adjustment to stock-based compensation expense for estimated forfeitures and application of the fair value method to prior years’ stock options (k)	99,570	14,704
Adjust equity loss recorded under Canadian GAAP with respect to ENI (i)	—	(58,253)
Gain on sale of SCT assets recognized under U.S. GAAP (j)	—	475,000
Reverse equity interest in SCT recognized under Canadian GAAP (j)	—	618,922
Loss on revaluation of guarantee on shares issued with respect to ENI (i)	—	(34,150)
Reversal of future tax recovery due to expensing of in-process research and development (l)	(2,729,422)	(1,097,521)

Net loss and comprehensive loss for the year in accordance with U.S. GAAP	$(25,060,121)	$(24,362,287)

The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Years ended June 30,
	2007	2006

Loss and comprehensive loss attributable to common shareholders:
Basic and diluted	$(25,060,121)	$(24,362,287)

Weighted average shares:
Basic and diluted	19,444,398	15,007,104

Loss and comprehensive loss per share:
Basic and diluted	$(1.29)	$(1.62)

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
(b)	Consolidated statements of changes in shareholders’ equity:

Shareholders’ equity under U.S. GAAP is as follows:

			Additional		Total
	Common shares		paid-in	Accumulated	shareholders’
	Number	Amount	capital	deficit	equity

Shareholders’ equity, June 30, 2005	13,344,007	$77,925,430	$4,011,080	$(63,678,034)	$18,258,476
Acquisition of Protana	222,222	1,184,569	—	—	1,184,569
Issued in connection with bought deal financing	1,730,556	9,648,600	—	—	9,648,600
Issued on exercise of exchange rights	137,733	1,009,437	(145,500)	—	863,937
Acquisition of ENI	2,109,479	10,727,317	—	—	10,727,317
Issued to acquire patents	46,055	286,000	—	—	286,000
Cancellation of shares issued to ENI	(98,328)	(559,475)	—	—	(559,475)
Exercise of stock options	2,545	13,054	(5,038)	—	8,016
Stock-based compensation	—	—	390,995	—	390,995
Net loss and comprehensive loss for the year	—	—	—	(24,362,287)	(24,362,287)

Shareholders’ equity, June 30, 2006	17,494,269	$100,234,932	$4,251,537	$(88,040,321)	$16,446,148

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)

			Additional		Total
	Common shares		paid-in	Accumulated	shareholders’
	Number	Amount	capital	deficit	equity
Shareholders’ equity, June 30, 2006	17,494,269	$100,234,932	$4,251,537	$(88,040,321)	$16,446,148
(brought forward)
Issued in connection with private placement	2,986,867	23,964,751	—	—	23,964,751
Acquisition of NeuroMedix Inc.	685,951	9,858,143	—	—	9,858,143
Exercise of stock options	63,654	601,571	(221,177)	—	380,394
Stock-based compensation	—	—	990,127	—	990,127
Net loss and comprehensive loss for the year	—	—	—	(25,147,338)	(25,147,338)

Shareholders’ equity, June 30, 2007	21,230,741	$134,659,397	$5,020,487	$(113,187,659)	$26,492,225

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
(c)	Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at June 30:

	2007		2006
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Assets:

Current:
Cash and cash equivalents	$1,377,387	$1,377,387	$4,074,582	$4,074,582
Short-term investments (e)	32,990,755	32,990,755	10,930,855	10,930,855
Receivables	741,607	741,607	371,663	371,663
Investment tax credits receivable	559,405	559,405	1,176,066	1,176,066
Research inventory (f)	—	—	587,501	—
Prepaid expenses and deposits	519,937	519,937	469,956	469,956
Assets held for sale	—	—	381,948	381,948

	36,189,091	36,189,091	17,992,571	17,405,070
Long-term research inventory (f)	—	—	2,638,098	—
Capital assets	1,174,028	1,174,028	1,596,643	1,596,643
Intangible assets (g)	26,632,609	2,801,937	21,900,712	3,538,519

	$63,995,728	$40,165,056	$44,128,024	$22,540,232

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)

	2007		2006
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Liabilities and shareholders’ equity:

Current liabilities
Accounts payable (m)	$422,384	$422,384	$540,465	$540,465
Accrued liabilities (m):
Research contracts	1,294,220	1,294,220	1,632,310	1,632,310
Professional services	310,260	310,260	172,007	172,007
Payroll and vacation	736,419	736,419	287,465	287,465
Due to Protana receiver	—	—	294,261	294,261
Capital tax and other	103,372	103,372	469,505	469,505

	2,866,655	2,866,655	3,396,013	3,396,013
Due to Elan Pharma International	697,743	697,743	—	—
Current portion of deferred revenue	131,244	131,244	657,541	657,541
Current portion of long-term debt	—	—	292,124	292,124
Current portion of obligation under capital leases	—	—	18,390	18,390

	3,695,642	3,695,642	4,364,068	4,364,068

Deferred revenue	9,885,733	9,885,733	1,596,727	1,596,727
Obligation under capital leases	—	—	30,401	30,401
Leasehold inducement	91,456	91,456	102,888	102,888
Future tax liability (l)	—	—	2,729,422	—

	13,672,831	13,672,831	8,823,506	6,094,084

Shareholders’ equity:
Common shares	133,988,318	134,659,397	99,563,853	100,234,932
Contributed surplus	4,487,752	3,928,277	4,469,987	3,910,512
Stock options	1,538,396	1,092,210	774,858	341,025
Deficit	(89,691,569)	(113,187,659)	(69,504,180)	(88,040,321)

	50,322,897	26,492,225	35,304,518	16,446,148

	$63,995,728	$40,165,056	$44,128,024	$22,540,232

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
(d)	Comprehensive income:

Under U.S. GAAP, Statement of Financial Accounting Standard (“SFAS”) No. 130, Reporting Comprehensive Income, requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under Canadian GAAP, the Company is not required to report comprehensive income until its year-ending June 30, 2008. The Company had accumulated other comprehensive income for U.S. GAAP of Nil as at June 30, 2007 and 2006.
(e)	Short-term investments:

SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. The Company has determined that debt securities are classified as held-to-maturity securities, which are to be carried at amortized cost. As at June 30, 2007 and 2006, there is no material difference in accounting for short-term investments under U.S. GAAP.
(f)	Research inventory:

In the fourth quarter of fiscal 2007 the Company adopted CICA Handbook Section 3031 - Inventories for Canadian GAAP, as described in note 2. The Company now writes down inventory immediately after purchase to the net realizable value. Under U.S. GAAP the cost of such research inventory with no alternative use must be expensed as inventory is purchased. This difference in accounting policy had no impact on the reconciliation for the statement of loss for the year ended June 30, 2007.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
(g)	Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company’s acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 2, Accounting for Research and Development Costs. Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

In fiscal 2007, the Company acquired (i) the exclusive rights to intellectual property relating to the Optimol drug discovery technology acquired from Protana in 2006, (ii) made a payment to reduce the future royalties paid to the General Hospital Corporation relating to the I.N.T.TM technology and (iii) also acquired the shares of NeuroMedix Inc. as discussed in note (h) below.

The exclusive rights to intellectual property relating to the Optimol drug discovery technology have been capitalized under U.S. GAAP, consistent with the accounting treatment adopted when the technology was originally acquired in fiscal 2006. The pre-payment on future royalties paid to the General Hospital Corporation are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

In fiscal 2006, the Company acquired certain assets of Protana, a patent portfolio from London Health Sciences Centre Research Inc., and the shares of ENI through a series of step acquisitions, as discussed in note (i) below.

The Protana assets acquired include $4,082,909 of technology and $329,685 of patents for therapeutic compounds. The technology is a patented process which the Company will utilize to identify potential new lead molecule candidates for further research and development. Consequently, capitalization is appropriate under U.S. GAAP for this technology component. The patents for therapeutic compounds, however, do not have an alternative future use and have been expensed as in-process research and development under U.S. GAAP.

The patents acquired from London Health Sciences Centre Research of $286,000 are considered in-process research and development under U.S. GAAP and have therefore been expensed.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
(h)	Acquisition of NeuroMedix Inc. (“NMX”):

On May 9, 2007, the Company completed a tender offer (the “Offer”) for the outstanding shares of NeuroMedix Inc. (“NeuroMedix”), as described in note 4 of the financial statements.

As part of the transaction, the Company acquired intangible assets of $11,085,259 which was capitalized under Canadian GAAP. Management has determined that this intangible asset does not have an alternative future use and accordingly, the technology has been expensed as in-process research and development under U.S. GAAP. The future income tax assets and liabilities recognized under Canadian GAAP for this transaction have not been recognized under U.S. GAAP. The allocation of the purchase price has not been finalized pending a third party valuation of the intangible assets.
(i)	Acquisition of Ellipsis Neurotherapeutics Inc. (“ENI”):

Under the terms of the initial ENI agreement on November 4, 2004 the Company issued 98,328 common shares as part of its consideration to acquire a 17.9% interest in ENI. If at the second anniversary of this agreement, the aggregate of the total proceeds from the sale of these shares and the fair market value of these shares retained by ENI is less than $1,000,000 then the Company will compensate ENI for any deficiency. Under Canadian GAAP, this share value guarantee was accounted for as a liability. Under U.S. GAAP, the liability has been valued at $144,396 on the basis of an option pricing model. The value of the common shares issued was recorded at $676,504 on acquisition. Under U.S. GAAP the $676,504 has been classified as part of equity and the guarantee component has been revalued at June 30, 2005 at $268,790 thus resulting in a loss of $124,394 on revaluation of the guarantee.

ENI has been recorded as an equity accounted for investment under Canadian GAAP from the date of initial acquisition to March 10, 2006 when the remaining shares of ENI were acquired. An equity loss in ENI has been recorded for the years ended June 30, 2006. U.S. GAAP would similarly record an equity loss in ENI, however, the loss recorded would include adjustments such as the expensing of intangibles and inventory which are both considered in-process research and development, and the related impact on the future tax assets and liabilities which were recorded under Canadian GAAP.

At March 10, 2006, as part of the Company’s purchase of the remaining 66.8% interest in ENI, technology which was capitalized under Canadian GAAP has been expensed as in-process research and development in the period

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
of acquisition. Research inventory of $1,183,975 acquired as a part of this transaction has been expensed as a part of adjustment (f). The 98,328 common shares originally held by ENI were cancelled and recorded as a reduction in common shares of $559,475.

The intangibles acquired pertain to patents related to ENI’s ELND-005/AZD-103 therapeutic agent. ELND-005/AZD-103 is in the early stages of development and will require significant additional expenditures of effort, monies, and time to develop the product to the commercialization end stage. Accordingly, under U.S. GAAP, $8,412,775 of acquired intangibles have been expensed at March 10, 2006.

In addition, $524,345 has been expensed as in-process research and development during 2006 when ENI was still an equity accounted for investee. This represents the incremental ownership percentage in ENI that was acquired by the Company during 2006. Therefore, a total of $8,937,120 of intangibles acquired in respect of ENI have been expensed as in-process research and development.
(j)	Gain on transfer of the ownership interest of Stem Cell Therapeutics Corporation (“SCT”):

The transfer of the ownership interest of SCT, the Company’s wholly owned subsidiary, included the disposition of in-process research and development that was capitalized under Canadian GAAP. For U.S. GAAP purposes, in-process research and development is expensed in the period of acquisition. Therefore, the net carrying value of the assets transferred under a contractual arrangement is reduced by $1,989,607 on the date of the transaction. A gain on disposal of SCT in the amount of $475,000 for the year ended June 30, 2006 and reversal of equity losses recorded by the Company for SCT subsequent to the transfer in the amount of $618,922 for the year ended June 30, 2006 has been recognized and recorded under U.S. GAAP, as proceeds received exceeded the net carrying value. During fiscal 2007 the Company received a payment of $400,000 from SCT which has been recorded as a gain on disposal for both Canadian and U.S. GAAP.
(k)	Stock-based compensation:

Effective July 1, 2005, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by FASB Statement No. 123R, Share-Based Payment. In accordance with one of the transitional options permitted under this provision, the Company elected to apply the modified prospective application method and, accordingly, has applied the fair value-based method to all employee stock options issued on or after July 1, 2006. Additionally, compensation cost for awards granted in prior periods for

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
which the requisite service has not been rendered as of July 1, 2006 will be recognized in the consolidated statements of loss and deficit as the requisite service is rendered.
Under Canadian GAAP, the Company has applied the fair value method to stock options issued or modified from its 2004 fiscal year.

Under Canadian GAAP the Company has adopted a policy of recognizing forfeitures as they occur. Under U.S. GAAP forfeitures must be estimated in advance. The impact of estimating forfeitures in advance resulted in a $59,593 net reduction in compensation expense compared to Canadian GAAP.
(l)	Income taxes:

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. For the years ended June 30, 2007 and 2006, no differences were identified between substantively enacted rates and enacted rates. Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP. On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP. This difference results in an additional future tax asset under U.S. GAAP. Due to uncertainties as to the realization of the Company’s net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to Nil. Under Canadian GAAP, as the Company amortized its intangible assets, the future tax liabilities were reversed resulting in a recognition of a recovery of future income taxes in the statements of loss. The recovery of future income taxes recorded under Canadian GAAP has been reversed for U.S. GAAP purposes.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
Significant components of the Company’s future tax assets and liabilities under U.S. GAAP are as follows:

	2007	2006

Future tax assets:
Capital and intangible assets	$2,958,888	$2,933,497
Non-capital loss carryforwards	13,060,484	11,392,263
Canadian scientific research and experimental development expenditures	6,523,214	3,685,968
Investment tax credits	3,367,860	1,478,313
Financing and share issuance costs	821,192	677,637
Inventory	—	1,165,086
Deferred revenue	3,255,516	590,421

	29,987,154	21,923,185
Future tax liabilities:
Intangible assets	(435,763)	(659,620)
Capital gains	(8,964)	(13,497)
Leasehold inducement	(29,723)	(33,953)

	29,512,704	21,216,115

Less valuation allowance	(29,512,704)	(21,216,115)

Net future tax asset	$—	$—

(m)	Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accounts payable and accrued liabilities include accruals of $2,444,271 and $2,855,548 respectively for the years

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
ended June 30, 2007 and 2006. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.
(n)	Recent U.S. accounting pronouncements:

In June 2006, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), a replacement of APB Opinion No. 20, Accounting Changes (“Opinion 20”) and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2006. The Company does not expect the adoption of this new standard will have an impact on its consolidated financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. The new statement is effective for financial statements issued for fiscal years beginning after December 15, 2006. The Company has not yet assessed the impact the adoption of this new standard is expected to have on its consolidated financial position or results of operations.

The Emerging Issues Task Force issued draft abstract: Issue 07-3, Accounting for Non-refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, on April 3, 2007. The draft abstract may impact the treatment of non-refundable advance payments for goods or services that will

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
be used or rendered for research and development activities. The draft abstract is expected to be effective for years beginning on or after December 15, 2007. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

In September 2006, the FASB issued FASB Statement No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007.
The Company is currently evaluating the impact, if any, the adoption of SFAS 157 will have on its consolidated financial position, results of operations and cash flows.
On June 19, 2007, the Emerging Issues Task Force issued draft abstract: Issue 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The draft abstract may impact the presentation or revenues and costs generated in a collaborative arrangement. The Task Force is expected to discuss this issue further at a future meeting. Management will assess the impact of the abstract when the Committee reaches a consensus.